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                                                                      Exhibit 10

                     EXPLANATION OF EXCHANGE COST OR CREDIT
                                     NEV-8

     The variable life insurance ("VLI") policies issued by New England Variable Life Insurance Company ("NEVLICO") provide, in accordance with Rule 6e-3(T)(b)(13)(v)(B) under the 1940 Act, that within 24 months of issuance of a Policy, while the Policy is in full force, the owner may convert the Policy, without submission of new evidence of insurability, to a permanent fixed benefit traditional survivorship life insurance policy offered by the New England Mutual Life Insurance Company ("TNE"). The new policy will have a fixed amount of coverage equal to the Face Amount of the original Policy. The new policy may be issued on any plan of Whole Life survivorship life insurance with a level face amount issued by TNE on the Policy Date of the original Policy. This conversion privilege is designed to permit a flexible premium adjustable variable survivorship policyholder to change his mind ab initio and obtain a fixed
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benefit policy based on the original issue ages for the original Policy -- just as if the policyholder had originally decided to buy fixed benefit traditional survivorship life insurance.

     This conversion will be subject to an equitable adjustment to reflect the difference, if any, in the cash value, cost of insurance deductions, monthly deductions and gross premium expense loadings under the original policy and the premium and dividends under the new policy. The policyholder will be charged (or credited if negative) with the gross premiums less dividends payable to date on the new policy (both accumulated with interest) less the cash value, cost of insurance deductions, monthly deductions and gross premium expense loadings under the original policy; thus it is the policyholder, rather than NEVLICO, who assumes the investment risk. The cash value used for this purpose will be that next computed after receipt at NEVLICO's Administrative Office of the policy and a signed request for conversion. If the sum of these adjustments results in a credit, NEVLICO will pay the policyholder in cash. If the sum results in a charge to the policyholder, such charge must be paid by the policyholder on or before the effective date of the new policy. Any outstanding indebtedness would have to be paid by the policyholder on or before the effective date of the conversion.

     Once the conversion takes effect, there will be an appropriate transfer for funds between NEVLICO and TNE to reflect the assumption of the risk by TNE. At the same time, NEVLICO will transfer assets from the separate account to the general account in an amount equal to the policy cash value held in the separate account.